UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Virtualscopics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928269-10-9

(CUSIP Number)

Gail M. Norris Senior Counsel – Intellectual Property University of Rochester 611 Hylan Building Rochester, New York 14627 Telephone: 585-275-5370	Deborah J. McLean Nixon Peabody LLP Clinton Square Suite 1300 Rochester, New York 14604 Telephone: 585-263-1307

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

9/29/2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 928269-10-9		Page 2

1	NAME OF REPORTING PERSONS University of Rochester I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 16-0743209
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,090,733*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,090,733
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,090,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.54%*
14	TYPE OF REPORTING PERSON OO
* Consists of 2,733,658 shares and a currently exercisable warrant to purchase 357,075 shares of the common stock, based on 29,311,897 shares of common stock outstanding reported on the issuer’s Annual Report on Form 10-Q for the period ended July 31, 2011.

SCHEDULE 13D
CUSIP No. 928269-10-9		Page 3

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to shares of the common stock of Virtualscopics, Inc., a Delaware corporation with offices at 350 Linden Oaks, Rochester, New York 14625.

Item 2.  Identity and Background.

This Amendment No. 2 to Schedule 13D is filed by the University of Rochester (the “University”), a New York education corporation with its principal office at 601 Elmwood Avenue, Rochester, New York 14627.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

As a passive investor, the University has sold shares of the Common Stock from time to time will continue to evaluate its holdings of the Common Stock.  It may continue to reduce its holdings in the Common Stock, as appropriate, based on its internal strategy for its investment portfolio.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2011	University of Rochester By: /s/ Douglas Phillips Title: Vice President for Institutional Resources